FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 03, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

JANUARY 3, 2013

THE ROYAL BANK OF SCOTLAND PLC LAUNCHES CASH TENDER OFFER

ON CERTAIN U.S. DOLLAR SECURITIES

The Royal Bank of Scotland plc (the “Offeror”) has today invited holders of the securities listed below (the “Securities”) to tender any and all of their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the conditions contained in, a tender offer memorandum dated January 3, 2013 (the “Tender Offer Memorandum”).  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers.

Title of Floating Rate Note	ISIN	CUSIP	Principal Amount Outstanding		Floating Rate Purchase Price
Floating Rate Notes due 2013	US78010XAF87	78010XAF8	U.S.$492,313,000		U.S.$1,014.50 per U.S.$1,000 in principal amount

Title of Fixed Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread
3.400% Senior Notes due 2013	US78010XAD30	78010XAD3	U.S.$1,073,055,000	0.125% due December 2014	FIT1	+10 basis points
3.250% Senior Notes due 2014	US78010XAJ00	78010XAJ0	U.S.$252,822,000	0.125% due December 2014	FIT1	+40 basis points
4.875% Senior Notes due 2014	US78010KCV98 (Reg. S) US78010JCV26 (Rule 144A)	78010KCV9 (Reg. S) 78010JCV2 (Rule 144A)	U.S.$1,532,382,000	0.125% due December 2014	FIT1	+60 basis points
4.875% Senior Notes due 2015	US78010XAC56	78010XAC5	U.S.$1,198,792,000	0.250% due December 2015	FIT1	+65 basis points
5.000% Senior Notes due 2015	XS0497714526	N/A	U.S.$171,801,000	0.250% due December 2015	FIT1	+65 basis points
3.950% Senior Notes due 2015	US78010XAG60	78010XAG6	U.S.$1,158,364,000	0.250% due December 2015	FIT1	+80 basis points

Rationale for the Offers

Through tender offers for certain U.S. dollar, euro, pounds sterling, Singapore dollar and Swiss franc denominated senior unsecured securities, the Offeror intends to optimize its overall liability composition and mix and future interest expense with reference to the overall reduction in its balance sheet, while maintaining a prudent approach to liquidity.

The Offeror has today also invited holders of certain euro, pounds sterling, Singapore dollar and Swiss franc denominated debt securities who are outside the United States to tender those securities for purchase (the “Non-U.S. Offer”). The Non-U.S. Offer is being made in certain countries outside the United States only.

Purchase Price for Floating Rate Notes

The Purchase Price for Floating Rate Notes accepted for purchase will be U.S.$1,014.50 per U.S.$1,000 principal amount of the Floating Rate Notes (the “Floating Rate Purchase Price”) validly tendered and accepted for purchase.

The total consideration payable to each Holder in respect of Floating Rate Notes validly submitted for tender and accepted for purchase by the Offeror will be an amount in cash equal to (i) the Floating Rate Purchase Price multiplied by each U.S.$1,000 in aggregate principal amount of such Floating Rate Notes tendered and delivered by such Holder and accepted by the Offeror for purchase (rounded to the nearest U.S.$0.01, with U.S.$0.005 being rounded upwards) plus (ii) any Accrued Interest payable in respect of such Floating Rate Notes.

Purchase Price for the Fixed Rate Notes

The Purchase Price for each series of Fixed Rate Notes (the “Fixed Rate Purchase Price”) accepted for purchase by the Offeror will be calculated so as to result in a price as of the Settlement Date that equates to a yield to the maturity date for the applicable series of Fixed Rate Notes equal to the sum of:

•
the yield to maturity (the “Reference Yield”) corresponding to the bid-side price of the applicable Reference Treasury Security set forth for the series of Fixed Rate Notes on the front cover of the Tender Offer Memorandum at 9:30 a.m., New York City time, on January 10, 2013, plus

•	the applicable Fixed Spread set forth for the series of Fixed Rate Notes on the front cover of the Tender Offer Memorandum.

This sum with respect to each series of Fixed Rate Notes is referred to in the Tender Offer Memorandum as the “Repurchase Yield” for such series. Specifically, the Fixed Rate Purchase Price per U.S.$1,000 principal amount of each series of the Fixed Rate Notes will equal:

•
the present value per U.S.$1,000 principal amount of all remaining payments of principal and interest on such Fixed Rate Notes to be made to (and including) the maturity date of such Fixed Rate Notes, discounted to the Settlement Date in accordance with the formula set forth in the Tender Offer Memorandum, at a discount rate equal to the applicable Repurchase Yield, minus

•	Accrued Interest on the series of Fixed Rate Notes per U.S.$1,000 principal amount of such Fixed Rate Notes.

The Dealer Managers will calculate the Repurchase Yield and Fixed Rate Purchase Price applicable to each series of the Fixed Rate Notes, and their calculation will be final and binding, absent manifest error.

The total consideration payable to each Holder in respect of Fixed Rate Notes validly tendered and accepted for purchase by the Offeror will be an amount in cash equal to (i) the relevant Fixed Rate Purchase Price multiplied by each U.S.$1,000 in aggregate principal amount of such Fixed Rate Notes tendered and delivered by such Holder and accepted by the Offeror for purchase (rounded to the nearest U.S.$0.01, with U.S.$0.005 being rounded upwards) plus (ii) any Accrued Interest payable in respect of such Fixed Rate Notes.

All Securities purchased by the Offeror pursuant to the Offers will be immediately cancelled. Securities which have not been successfully submitted and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Accrued Interest

An amount equal to accrued and unpaid interest will also be paid as consideration in respect of all Securities validly tendered and delivered and accepted for purchase by the Offeror pursuant to the Offers from, and including, the immediately preceding interest payment date for the relevant series of Securities to, but excluding, the Settlement Date.

Offers Period and Results

The Offers commenced today, January 3, 2013, and will end at 12:30 p.m. (New York City time) on January 10, 2013 (the “Expiration Deadline”), unless extended, re-opened, and/or terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by any intermediary or DTC, Euroclear or Clearstream, Luxembourg, as applicable, for the submission of Tender Instructions may be earlier than this deadline.

The results of the Offers are expected to be announced on January 11, 2013. The acceptance of Securities for purchase is conditional on the satisfaction of the conditions of the Offers as provided in the Tender Offer Memorandum. Settlement of the relevant Purchase Price and, where applicable, Accrued Interest is expected to take place on January 14, 2013.

In order to receive the Purchase Price and Accrued Interest, holders of Securities must validly tender their Securities by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline. Any submission amount must be equal to or greater than the relevant Security’s Minimum Denomination. See the Tender Offer Memorandum for further details on submitting a Tender Instruction.

The submission of a valid Tender Instruction will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Announcements in connection with the Offers will be made by the issue of a press release through RNS, the relevant Reuters Insider Screen, Notifying News Service and by the delivery of notices to DTC or Euroclear and Clearstream, Luxembourg, as applicable, for communication to Direct Participants. Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for which are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
January 3, 2013
Commencement of the Offers
Offers announced through the RNS, the relevant Reuters International Insider Screen, DTC or Euroclear or Clearstream, Luxembourg, as applicable, and by publication on Notifying News Service.
Tender Offer Memorandum available from the Tender Agent.

January 10, 2013, 9:30 a.m. (New York City time)
Price Determination Time
The Dealer Managers will calculate the Fixed Rate Purchase Price in respect of each series of Fixed Rate Notes in the manner described in this Tender Offer Memorandum at the Price Determination Time. The Offeror will announce the Fixed Rate Purchase Price in respect of each series of  Fixed Rate Notes as soon as reasonably practicable following the Price Determination Time.

January 10, 2013, 12:30 p.m. (New York City time)
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Holders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest on the Settlement Date.

January 11, 2013	Announcement of Results of the Offers The Offeror expects to announce the final aggregate principal amount of each series of Securities accepted for purchase.
January 14, 2013	Settlement Date Expected Settlement Date for Securities validly tendered and accepted by the Offeror. Payment of the relevant Purchase Price and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, re-open, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION

Global Bondholder Services Corporation has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Tender Offer.

RBS Securities Inc., an affiliate of the Offeror, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  J.P. Morgan Securities LLC and RBS Securities Inc. have been appointed as Joint Dealer Managers for the purposes of the Offers (the Joint Dealer Managers together with the Global Arranger and Lead Dealer Manager and, where the context so requires, each of their affiliates, the “Dealer Managers”).

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

JOINT DEALER MANAGERS

RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 United States Attention: Liability Management +1 (203) 897-4825 (collect) +1 (877) 297-9832 (toll-free)	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States Attention: Liability Management +1 (212) 834-2494 (collect) +1 (866) 834-4666 (toll-free) Email: yankee.team@jpmorgan.com
Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Tender Offer should be directed to:
TENDER AGENT
GLOBAL BONDHOLDER SERVICES CORPORATION 65 Broadway – Suite 404 New York, New York 10006 United States Banks and Brokers, Call Collect: +1 (212) 430-3774 All Others Call Toll Free: +1 (866) 924-2200
Any profits made by the Offeror on the Offers will be subject to UK tax in accordance with normal rules.

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror or, if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favorable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not addressed to or directed at any other person, including any retail clients within the meaning of the rules, regulations and guidance issued by the Financial Services Authority and such other persons should not act or rely upon it.

Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum,  nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. This Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”).

Holders or beneficial owners of the Securities located in Italy can tender Securities for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memorandum, nor any other offering or marketing material relating to the Securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and either of the Dealer Managers or, where the context so requires, any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each Holder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 January 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary